Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

Unaudited consolidated financial results of Dr. Reddy's Laboratories Limited and its subsidiaries for the quarter and nine months ended 31 December 2020 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)

		All amounts in Indian Rupees millions
		Quarter ended			Nine months ended		Year ended
Sl. No.	Particulars	31.12.2020	30.09.2020	31.12.2019	31.12.2020	31.12.2019	31.03.2020
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1	Revenues	49,296	48,967	43,838	142,438	130,282	174,600
2	Cost of revenues	22,758	22,558	20,116	64,736	59,081	80,591
3	Gross profit (1 - 2)	26,538	26,409	23,722	77,702	71,201	94,009
4	Selling, general and administrative expenses	14,387	13,107	12,670	40,280	37,952	50,129
5	Research and development expenses	4,108	4,359	3,949	12,447	11,220	15,410
6	Impairment of non current assets	5,972	781	13,200	6,753	16,760	16,767
7	Other income, net	(128)	(149)	(228)	(395)	(4,122)	(4,290)
	Total operating expenses	24,339	18,098	29,591	59,085	61,810	78,016
8	Results from operating activities [(3) - (4 + 5 + 6 + 7)]	2,199	8,311	(5,869)	18,617	9,391	15,993
	Finance income	681	489	571	2,008	1,796	2,461
	Finance expense	(188)	(252)	(152)	(673)	(753)	(983)
9	Finance income, net	493	237	419	1,335	1,043	1,478
10	Share of profit of equity accounted investees, net of tax	151	73	176	301	456	561
11	Profit before tax (8 + 9 + 10)	2,843	8,621	(5,274)	20,253	10,890	18,032
12	Tax expense/(benefit), net	2,645	998	423	6,639	(966)	(1,466)
13	Profit for the period / year (11 -12)	198	7,623	(5,697)	13,614	11,856	19,498
14	Earnings per share:
	Basic earnings per share of Rs.5/- each	1.19	45.96	(34.37)	82.08	71.53	117.63
	Diluted earnings per share of Rs.5/- each	1.19	45.83	(34.37)	81.85	71.40	117.40
		(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

Segment reporting (consolidated)

All amounts in Indian Rupees millions

		Quarter ended			Nine months ended		Year ended
Sl. No.	Particulars	31.12.2020	30.09.2020	31.12.2019	31.12.2020	31.12.2019	31.03.2020
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue:
	a) Pharmaceutical Services and Active Ingredients	8,745	10,256	8,549	29,091	22,984	31,657
	b) Global Generics	40,751	39,841	35,927	115,667	101,725	138,123
	c) Proprietary Products	124	100	241	280	7,947	7,949
	d) Others	1,412	521	764	2,424	2,058	2,781
	Total	51,032	50,718	45,481	147,462	134,714	180,510
	Less: Inter-segment revenues	1,736	1,751	1,643	5,024	4,432	5,910
	Net revenues	49,296	48,967	43,838	142,438	130,282	174,600

2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	1,773	2,284	2,072	6,913	4,147	6,190
	b) Global Generics	23,454	23,685	20,910	68,665	58,117	78,449
	c) Proprietary Products	100	88	246	244	7,751	7,744
	d) Others	1,211	352	494	1,880	1,186	1,626
	Total	26,538	26,409	23,722	77,702	71,201	94,009
	Less: Selling and other un-allocable expenditure, net of other income	23,695	17,788	28,996	57,449	60,311	75,977
	Total profit before tax	2,843	8,621	(5,274)	20,253	10,890	18,032

Global Generics segment includes operations of Biologics business. Inter-segment revenues represent sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Notes:

1	The unaudited results have been reviewed by the Audit Committee of the Board on 28 January 2021 and approved by the Board of Directors of the Company at their meeting held on 29 January 2021. The above financial results have been prepared in accordance with International Financial Reporting Standards and its interpretations (IFRS), as issued by the International Accounting Standards Board (IASB).

2	During the quarter ended 31 December 2020, there were significant changes to the market conditions for certain of the products forming part of Company’s Global Generics and Proprietary Products segments. The changes include the launch by competitor of generic version of the product, decrease in the market potential of products primarily due to higher than expected price erosion and increased competition, and higher than expected value erosion. Due to these adverse market developments, the Company recorded an impairment loss of:

- Rs. 3,180 million relating to Ethinyl estradiol / Ethenogestral vaginal ring (a generic equivalent to NuvaRing®);

- Rs. 1,587 million relating to Saxagliptin and metformin (generic version of Kombiglyze-XR) and Phentermine and Topiramate (generic version of Qsymia®); and

- Rs. 1,159 million relating to other intangible assets forming part of the Company's Global Generics and Proprietary Products segments.

In addition, an amount of Rs. 46 million was recorded as impairment loss pertaining to property, plant and equipment on write-down of assets to fair value less costs to sell forming part of Company’s Global generics segment.

3	During the quarter ended 31 December 2020, the Company entered into a definitive agreement with Glenmark Pharmaceuticals Ltd. to acquire, certain brands in various Emerging Market countries for a total consideration of Rs. 1,516 million. The said transaction was accounted for as an acquisition of product related intangibles.

4	Impairment expense of Rs. 781 million for the quarter ended 30 September 2020 comprises of:

- Rs. 728 million pertaining to product related intangible forming part of Company’s Proprietary Segment due to decrease in the market potential for the product;

- Rs. 53 million pertaining to certain product related intangibles forming part of Company’s Global generics Segment due to Company’s decision to discontinue their further development.

5	Tax expense for the quarter ended 30 September 2020 includes benefit on account of recognition of deferred tax asset amounting to Rs. 1,012 million pursuant to a planned restructuring activity between the Group companies. The said restructuring activity was concluded during the quarter ended 31 December 2020.

6	On 10 June 2020, the Company completed the acquisition of select divisions of Wockhardt Limited's branded generics business in India and the territories of Nepal, Sri Lanka, Bhutan and Maldives. The business comprises a portfolio of 62 brands in multiple therapy areas, such as respiratory, neurology, venous malformations, dennatology, gastroenterology, pain, and vaccines. This entire portfolio has been transferred to the Company, along with related sales and marketing teams, the manufacturing plant located in Baddi, Himachal Pradesh, and employees. During the quarter ended 30 September 2020, the Company completed the purchase price allocation. The fair value of consideration transferred is Rs.16,115 million. The Company recognised Rs. 373 million, Rs. 14,888 million and Rs. 530 million towards property, plant and equipment, intangible assets, and goodwill, respectively. The acquisition pertains to Company's Global Generics segment.

7	"Revenues" for the year ended 31 March 2020 include an amount of Rs. 7,486 million (U.S.$108.7 million) towards license fee for selling US and select territory rights for ZEMBRACE® SYMTOUCH® (sumatriptan injection) 3 mg and TOSYMRA® (sumatriptan nasal spray) 10 mg, (formerly referred to as “DFN-02”) to Upsher-Smith Laboratories, LLC. The costs associated with this transaction are Rs. 328 million.

8	"Other income, net" for the year ended 31 March 2020 includes an amount of Rs. 3,457 million received from Celgene, pursuant to a settlement agreement entered in April 2019. The agreement effectively settles any claim the Company or its affiliates may have had for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of REVLIMID brand capsules, (Lenalidomide) pending before Health Canada.

9	Total impairment charge for the year ended 31 March 2020 is Rs. 16,767 million, of which Rs. 11,137 million was towards impairment of gNuvaring, Rs. 4,385 million was towards ramelteon, tobramycin and imiquimod, and the balance is towards other product related intangibles forming part of Company’s Global generics and Proprietary Products segments.

10	Tax benefit for the year ended 31 March 2020 was primarily due to recognition of deferred tax asset of:

- Rs. 4,989 million towards MAT recoverable pursuant to enactment of Taxation Laws (Amendment) Act, 2019;

- Rs. 1,264 million pursuant to a planned restructuring activity between the group Companies.

11	The Code on Social Security, 2020 (‘Code’) received Presidential assent in September 2020. The Code has been published in the Gazette of India. However, the related final rules have not yet been issued and the date on which the Code will come into effect has not been notified. The Company will assess the impact of the Code and the rules thereunder when they come into effect.

12	On 22 October 2020, the Company experienced a cybersecurity incident related to ransomware. The Company could contain the incident in a timely fashion and has also ensured that all traces of the infection are completely cleaned from the network. All affected systems were restored and brought back to normalcy in the order of priority. Based on our forensic investigation, no evidence was found of any data breaches leading to personally identifiable information. Since then, the Company has also been focused on implementing significant improvements to its cyber and data security systems to safeguard from such risks in the future.

13	The Company continues to consider the impact of COVID-19 pandemic in assessing the recoverability of receivables, goodwill, intangible assets, and certain investments. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. The Company based on its judgements, estimates and assumptions including sensitivity analysis expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets.The Company will continue to closely monitor any material changes to future economic conditions.

14	The unaudited results were reviewed by the Audit Committee of the Board at their meeting held on 28 January 2021 and approved by the Board of Directors of the Company at their meeting held on 29 January 2021.

15	The results for the quarter and nine months ended 31 December 2020 were subjected to a "Limited Review". An unqualified report was issued thereon.

By order of the Board

For Dr. Reddy's Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 29 January 2021	Co-Chairman & Managing Director